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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             MEDIABUS NETWORKS, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                  58446 W 10 9
                                 (CUSIP NUMBER)

                               Craig A. Vanderburg
                             MediaBus Networks, Inc.
                             775 W. Big Beaver Road
                                   Suite 1700
                              Troy, Michigan 48084
                                 (248) 269-9600
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy To:

                           Kirkpatrick & Lockhart LLP
                            Miami Center - 20th Floor
                            201 S. Biscayne Boulevard
                              Miami, Florida 33131
                          Attn: Clayton E. Parker, Esq.
                                 (305) 539-3300

                                FEBRUARY 11, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


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
                                  SCHEDULE 13D

--------------------------------------------------------------------------------------------------------------
1
             NAME OF REPORTING PERSONS
             John W. Burcham II
--------------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                     (a)/ /
                                                                                                     (b)/X/

--------------------------------------------------------------------------------------------------------------
3            SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------------------------------------
5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
--------------------------------------------------------------------------------------------------------------
6
             CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America
--------------------------------------------------------------------------------------------------------------

NUMBER OF    7             SOLE VOTING POWER
SHARES
BENEFICIALLY               35,476,341
OWNED BY EACH
REPORTING
PERSON WITH
             -------------------------------------------------------------------------------------------------
             8             SHARED VOTING POWER

             -------------------------------------------------------------------------------------------------
             9
                           SOLE DISPOSITIVE POWER

                           35,476,341
             -------------------------------------------------------------------------------------------------
             10            SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------------------------------------
11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             35,476,341
--------------------------------------------------------------------------------------------------------------
12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES        / /

--------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             36.6%
--------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------------------------------------



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ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of common stock, par value $0.0000303 per share (the "SHARES"), of MediaBus Networks, Inc., a Florida corporation (the "ISSUER"). The principal executive office of the Issuer is located at 755 W. Big Beaver Road, Suite 1700, Troy Michigan 48084.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c), (f). This statement is being filed by John W. Burcham II (the "REPORTING PERSON"). The Reporting Person, whose business address is 755 W. Big Beaver Road, Suite 1700, Troy Michigan 48084, is Chairman of the Board of Directors of the Issuer. The Reporting Person is a citizen of United States of America.

         (d) and (e). During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On February 13, 2003, the Reporting Person acquired 35,476,341 Shares pursuant to that certain Merger Agreement, dated February 11, 2003, by and among the Issuer, Presidion Acquisition Sub, Inc., a Florida corporation and a wholly-owned subsidiary of the Issuer, Presidion Solutions, Inc., a Florida corporation ("PRESIDION"), the shareholders of Presidion and Kenneth O. Lipscomb.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person acquired the Shares for investment in connection and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Person does not have a present intention of selling, granting any participation in, or otherwise distributing the Shares. The Reporting Person has no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.




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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) As of the close of business on February 13, 2003, the Reporting
Person   beneficially  owned  the  number  of  Shares  set  opposite  its  name, representing the percentage ownership set forth below:

                                    NO. OF SHARES                   PERCENTAGE
REPORTING PERSON                     OF HOLDINGS                    OWNERSHIP
----------------                    -------------                   -----------
John W. Burcham II                    35,476,341                      36.6%

         The Reporting Person has the sole power to vote and to dispose of the Shares which he directly owns.

         (c) The Reporting Person has effected no transactions, involving the Shares, within the last 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.






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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, he certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2003                   REPORTING PERSON:
                                           ----------------

                                           /s/ John W. Burcham II
                                           -------------------------------------
                                           JOHN W. BURCHAM II